EXHIBIT 99.1

Endeavour Silver Reports Updated NI 43-101 Mineral Resource and Reserve Estimates and an Updated Pre-Feasibility Study for the  Terronera Mine Project, Jalisco, Mexico

VANCOUVER, British Columbia, Aug. 30, 2018 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (NYSE: EXK, TSX: EDR) has completed an updated Pre-Feasibility Study (“2018 PFS”) for its Terronera mine project located 40 kilometres northeast of Puerto Vallarta in the state of Jalisco, Mexico. The 2018 Updated PFS report and the updated Mineral Resource and Reserve Estimates were prepared in compliance with National Instrument 43-101 (NI 43-101) and will be filed on SEDAR and EDGAR within 45 days of this news release. All currency references herein are in US$.

The updated Terronera Mineral Resource and Reserve Estimates that form the basis for the updated 2018 PFS reflect significantly higher tonnes, grades and contained silver, gold and silver equivalent ounces (oz) in each category (Tables 1 and 2 below) due to positive exploration drill results in 2017 and the inclusion of the high grade La Luz vein compared to the previous estimates that were the basis for the 2017 Pre-Feasibility Study (“2017 PFS”).

As a result, the 2018 PFS shows significantly higher revenues, EBITDA, free cash flow, mine life and NPV with significantly lower cash costs and all-in sustaining costs per silver oz. The 2018 PFS projects higher annual gold production and slightly lower annual silver production for the same annual silver equivalent production, generating a higher internal rate of return at a moderately lower daily throughput, slightly higher capital investment and lower silver price compared to the 2017 PFS (see Tables 3 and 4 below).

Highlights of Updated Mineral Reserve and Resource Estimate and Updated PFS for Terronera

  Silver equivalent (1) Probable Mineral Reserves increased 32% to 59.5 million oz with increases in tonnes (16%), silver grades (8%) and gold grades (17%)
  Silver equivalent Indicated Mineral Resources increased 23% to 60 million oz with increases in tonnes (10%) silver grades (3%) and gold grades (16%)
  Silver equivalent Inferred Mineral Resources increased 55% to 14.8 million oz with increases in tonnes (49%) and gold grades (61%)
  The higher Mineral Reserve and Resource Estimates support a longer Mine life of 9.5 years with average annual production of 5.1 million silver equivalent oz in phase 2 (year 3 and onwards)
  Reduced costs due to higher grades and optimized engineering:
    Cash cost (2) of $0.15 per Ag oz, net of gold by-product credits
    All in sustaining cost (2) of  $1.36 per Ag oz, net of gold by-product credits;
  Robust economics including an after-tax 5% NPV of $117.8 million (51% increase from 2017 PFS), Internal Rate of Return of 23.5% and Payback period of 5.4 years
  Silver equivalent ounces calculated at a 75:1 gold: silver ratio
  Cash costs and all in sustaining costs are examples of non-GAAP measures. Definitions of “Non-IFRS Measures” can be found in the Company’s MD&A

Bradford Cooke, CEO of Endeavour Silver, commented, “Our efforts to optimize the Terronera mine project have resulted in significantly improved operating parameters and financial returns for this high grade, district scale exploration and mining project. Multiple engineering trade-off studies and the incorporation of the very high grade La Luz vein Mineral Resources and Reserves into the 2018 PFS in particular helped to improve the outlook for Terronera compared to the 2017 PFS.”

“Of special note are the estimated operating costs, expected to be amongst the lowest in the silver mining sector, providing Endeavour with solid free cash flow and a very positive impact on consolidated operating costs.  Total cash costs are estimated to be $0.15 per Ag oz net of the gold by-product credit, and all-in-sustaining costs at site are estimated to be $1.36 per Ag oz over the life of the mine.”

“But we are not done yet. Our 2018 infill drilling program in the deeper parts of the Terronera vein is generating better than anticipated results and additional engineering studies are underway to further optimize the project.  We continue to await the final government permits needed for us to finalize the debt financing and make a development decision. We look forward to when we can give the green light to develop Terronera into our fifth mine.”

Updated Mineral Resource and Mineral Reserve Estimates

The updated 2018 Mineral Resource and Mineral Reserve Estimates include drill results for the Terronera vein completed before the November 2017 cut-off date and since the October 31, 2016 cut-off date for the 2017 Mineral Resource and Reserve Estimates.  It also includes all drill results for the La Luz vein discovered in 2016 and drilled in 2017.

In 2017, the Company spent $1.9 million on exploration mapping, sampling and drilling on the Terronera project including 25 holes for 5,760 metres on the La Luz vein. The La Luz vein, located 2.2 kilometres northeast of the Terronera vein, is narrower but shallower and much higher grade compared to Terronera, extending for 600 metres in length, 250 metres in depth, and still open to depth.

As shown in Table 1 below, Mineral Resource tonnes and contained oz both rose substantially in 2018 and grades increased incrementally compared to 2017.  In 2018, Indicated Mineral Resource tonnes are up 10%, Inferred Mineral Resource tonnes are up 49%, Indicated silver equivalent grade is up 11% and Inferred silver equivalent grade is up 4% compared to 2017.

Table 1 – Mineral Resource Comparison

Classification	Tonnes (‘000’s)	Ag g/t	Au g/t	Ag Eq g/t (3)	Contained Ag oz (‘000’s)	Contained Au oz (‘000’s)	Contained Ag Eq oz (‘000’s) (3)

2018 Indicated Estimate
Terronera	4,237	240	2.20	405	32,658	299	55,083
La Luz	126	192	13.60	1,212	779	55	4,904
Total	4,363	239	2.53	428	33,437	354	59,987
Compared to 2017 Indicated Estimate
Terronera	3,959	232	2.18	385	29,530	277	48,920
% Change	10%	3%	16%	11%	13%	28%	23%
2018 Inferred Estimate
Terronera	1,015	258	1.82	395	8,400	59	12,825
La Luz	58	145	12.15	1,060	269	23	1,994
Total	1,073	252	2.38	431	8,669	82	14,819
Compared to 2017 Inferred Estimate
Terronera	720	309	1.48	413	7,153	34	9,533
% Change	49%	-18%	61%	4%	21%	141%	55%

(1)  CIM definitions were followed for Mineral Resource Estimates
(2)  Mineral Resources are estimated by conventional 3D block modeling based on wire-framing at a 150 g/t Ag Eq cut-off grade and inverse distance cubed grade interpolation.
(3)  Ag Eq is calculated using the formula: Ag Eq = Ag g/t + (75*Au g/t).
(4)  For the purpose of Mineral Resource estimation, assays at Terronera were capped up to 15 g/t for Au and up to 2,100 g/t for Ag and 90 g/t Au and 1,000 g/t Ag for La Luz.
(5)  Metal prices for the Mineral Resource Estimate are: US$17.00/oz Ag and US$1,275/ oz Au.
(6)  A bulk density of 2.57 tonnes/m3, derived from 683 analyses was used for Terronera and 2.62 tonnes/m3 derived from 79 analyses for La Luz were used for the volume to tonnes conversion.
(7)  Grade model blocks are 4.0m x 1.0m x 4.0m for Terronera and 2.0m x 0.50m x2.0m for La Luz
(8)  Mineral Resources are classified as Indicated and Inferred based on drill hole location, interpreted geologic continuity and quality of data.
(9)  A small amount of the Mineral Resource was historically mined in the upper portion of the Terronera Vein and this material has not been included in the Mineral Resource Estimate.
(10) Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues
(11) The Inferred Mineral Resource in this estimate has a lower level of confidence that that applied to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of the Inferred Mineral Resource could be upgraded to an Indicated Mineral Resource with continued exploration.
(12) The Inferred Mineral Resources reported herein were not included in the economic assessment of the updated 2018 PFS.

As shown in Table 2 below, Probable Mineral Reserve Estimate tonnes, grades and contained oz all rose substantially in 2018; Probable tonnes up 16%, silver grades up 8%, gold grades up 17%, silver equivalent grades up 15%, contained silver oz up 25%, contained gold oz up 34%, and contained silver equivalent oz up 32% compared to 2017.

Table 2 – Mineral Reserve Comparison

Classification		Ag g/t	Au g/t	Ag Eq g/t (3)	Contained Ag oz (‘000’s)	Contained Au oz (‘000’s)	Contained Ag Eq oz (‘000’s) (3)
	Tonnes (‘000’s)
2018 Probable Estimate
Terronera	4,559	226	2.00	376	33,082	290	54,832
La Luz	142	158	11.40	1,013	721	52	4,621
Total	4,701	224	2.28	395	33,803	342	59,453
Compared to 2017 Probable Estimate
Terronera	4,061	207	1.95	344	27,027	255	44,877
% Change	16%	8%	17%	15%	25%	34%	32%

(1)  P&E Mining Consultants Inc. estimated diluted and extractable mineralized resources using a cut-off grade of 160 g/t AgEq for Terronera and 216 g/t for La Luz and employed mechanized cut and fill mining methodology.
(2)  Mining extraction was estimated at 95% and mining dilution was calculated at an average of 10% for Terronera and 22% for La Luz.
(3)  Ag Eq is calculated using the formula: Ag Eq = Ag g/t + (75*Au g/t).

Updated Mine Plan and 2018 PFS

The mine plan was optimized to an initial production rate of 750 tonnes per day (tpd) during the first two years of operations, expanding to 1,500 tpd in the third year through the inclusion of the La Luz deposit. Compared to the 2017 PFS, the 2018 PFS shows the plant processing 4.7 million tonnes over an expanded 9.5 year mine life, at higher grades of 224 grams per tonne (g/t) silver and 2.26 g/t gold, with recoveries slightly lower 84.6% for silver and slightly higher 80.4% for gold. Total life of mine production is expected to be 27.9 million oz payable silver and 268,000 oz of payable gold for 48.0 million oz Ag Eq, averaging 2.9 million oz silver and 28,000 oz gold or 5.1 million oz Ag Eq per year, similar to the 2017 PFS estimate.

Initial capital expenditures are estimated to be $75.8 million, comprised of $44.3 million for plant and site infrastructure, $13.7 million for mine development, mine infrastructure and equipment, $9.7 million for owner’s costs, construction camp, engineering, procurement and construction management (EPCM), and $8.1 million for contingencies.

The capital for the Phase 2 expansion from 750 tpd to 1,500 tpd is estimated to be $39.2 million. The expansion consists of $14.9 million to provide sufficient power from the state power grid, $12.0 million for underground mine development, $6.1 million for plant expansion, $2.0 million for owner’s costs, construction camp, and EPCM and $4.2 million in contingencies. An estimated $25.8 million will be required for sustaining capital after commissioning the mine, primarily for mine development and tailings expansion. The total Life of Mine (“LOM”) capital requirements are estimated to be $140.7 million.

LOM average operating costs are estimated to be $46 per tonne for mining, $20 per tonne for processing, $8 per tonne for general and administration, and $4 in royalties for a total cost of $78 per tonne. Using Base Case metal prices of $17 per oz silver and $1,275 per oz gold (compared to $18 silver and $1260 gold in 2017), total cash costs are estimated to be $0.15 per Ag oz net of the gold by-product credit, and all-in-sustaining costs at site are estimated to be $1.36 per Ag oz over the life of the mine.

The mine is expected to generate LOM revenue of $815.8 million, EBITDA of $447.7 million and total free cash flow of $193.2 million. Using a discount rate of 5%, the expected discounted net present value (NPV) is $117.8 million, the expected after tax internal rate of return (IRR) is 23.5% and payback of capital is 5.4 years, using the Base Case assumptions as shown in Table 3 below.

Table 3 - Base Case Parameters and Sensitivity Analysis

	Operating Cost			Initial Capital			Metal Prices
Variance	NPV (5%) ($, M)	IRR	Payback (Years)	NPV (5%) ($, M)	IRR	Payback (Years)	NPV (5%) ($, M)	IRR	Payback (Years)
-20%	$148.9	28.1%	5.0	$132.5	28.6%	5.1	$33.8	10.6%	7.2
-10%	$133.4	25.8%	5.2	$125.2	25.8%	5.2	$76.1	17.3%	6.1
Base Case	$117.8	23.5%	5.4	$117.8	23.5%	5.4	$117.8	23.5%	5.4
10%	$99.7	20.6%	5.7	$110.5	21.4%	5.6	$154.7	28.4%	5.0
20%	$81.3	17.7%	6.1	$103.1	19.5%	5.8	$191.6	33.2%	4.6

Table 4 - Comparison of 2018 PFS to 2017 PFS

	PFS Change			Same Prices
	2017	2018	% Change	2017	2018	% Change
Silver Price	18	17	(6%)	18	18	0%
Gold Price	1,260	1,275	1%	1,260	1,260	0%
Operating Statistics
LOM Tonnes Processed (thousands)	4,061	4,701	16%	4,061	4,701	16%
Life of Mine (Years)	7.0	9.5	36%	7.0	9.5	36%
Average silver grade (g/t)	207	224	8%	207	224	8%
Average gold grade (g/t)	1.95	2.26	16%	1.95	2.26	16%
Silver equivalent grade (g/t) (Base Prices)	344	394	15%	344	382	11%
Average silver recovery	87.0%	84.6%	(3%)	87.0%	84.6%	(3%)
Average gold recovery	74.7%	80.4%	8%	74.7%	80.4%	8%
LOM payable Ag ounces produced (millions)	22.6	27.9	23%	22.6	27.9	23%
LOM payable Au ounces produced (thousands)	185	268	45%	185	268	45%
LOM payable Ag Eq ounces produced (millions)	35.6	48.0	35%	35.6	46.7	31%
Avg annual payable Ag ounces produced (millions)	3.2	2.9	(9%)	3.2	2.9	(9%)
Avg annual payable Au ounces produced (thousands)	26	28	7%	26	28	7%
Avg annual payable Ag Eq ounces produced (millions)	5.1	5.1	(0%)	5.1	4.9	(3%)
Capital Expenditure Statistics
Initial Capital Expenditure ($, millions)	69.2	75.8	10%	69.2	75.8	10%
Second Phase Capital Expenditure ($, millions)	35.5	39.2	10%	35.5	39.1	10%
Total Growth Capital Expenditure ($, millions)	104.7	115.0	10%	104.7	114.9	10%
Phase 1 Process Capacity (tonnes per day)	1,000	750	(25%)	1,000	750	(25%)
Phase 2 Process Capacity (tonnes per day)	2,000	1,500	(25%)	2,000	1,500	(25%)
LOM Sustaining Capital, less salvage value (millions)	27.3	25.8	(5%)	27.3	25.8	(5%)
Total LOM Project Capital ($, millions)	132.0	140.8	7%	132.0	140.7	7%
Financial Cost Metrics
LOM Revenue ($, millions)	639.5	815.8	28%	639.5	839.7	31%
LOM EBITDA ($, millions)	347.3	447.7	29%	347.3	470.9	36%
LOM Free Cash Flow ($, millions)	125.3	193.2	54%	125.3	207.8	66%
Project Net Present Value ($, millions)	78.1	117.8	51%	78.1	128.5	65%
After Tax Internal Rate of Return	21.2%	23.5%	11%	21.2%	24.8%	17%
Pay Back Period (years)	4.3	5.4	26%	4.3	5.3	23%
Cash costs by Product ($ per silver ounce)	3.44	0.15	(96%)	3.44	0.33	(90%)
All in sustaining ($ per silver ounce)	4.76	1.36	(71%)	4.76	1.53	(68%)
Cash costs by Silver Equivalent ($ per silver ounce)	8.17	7.67	(6%)	8.17	7.90	(3%)
All in sustaining Silver equivalents ($ per silver ounce)	8.99	8.35	(7%)	8.99	8.61	(4%)
Total Direct Production Costs ($ per Tonne)	71.44	78.30	10%	71.44	78.42	10%
Mining Costs ($ per tonne)	42.81	46.08	8%	42.81	46.08	8%
Processing Costs ($ per tonne)	17.78	19.58	10%	17.78	19.58	10%
General and Administrative ($ per tonne)	6.91	8.40	22%	6.91	8.40	22%
Royalty Costs ($ per tonne)	3.94	4.23	7%	3.94	4.35	10%

Future Work

Subject to receiving the remaining government permits, finalizing an appropriate debt financing, and completing certain additional optimization work on the PFS, management intends to seek approval from the Company’s board of directors to commence development of the Terronera mine and related facilities.  There are a number of recommended activities in the 2018 PFS that Endeavour plans to pursue in order to further optimize the project and improve the economics, including:

  Continue exploration drilling on the Terronera vein and other nearby veins to expand resources and extend mine life
  Revising the mine plan to incorporate new Mineral Reserves
  Continue investigating crushing alternatives to provide the lowest cost energy requirement
  Optimizing the grinding circuits to produce an increased particle size
  Continue evaluating power alternatives to reduce capital costs
  Expand the tailings storage facility to incorporate a longer mine life

The project team has initiated the hiring of key department heads to advance the project, including Managers of Environment, Health and Safety and Electrical as well as Human Resources, Purchasing and Administration, among others. The community relations manager is conducting a social impact study to develop a community relations plan this fall.

The Company has approved an initial budget for site preparation and procurement of long lead items in anticipation of receiving the final permits and a development decision from the Board. Initial site preparation will include earthworks to level the process plant area and start building the tailings dam and development of the main mine access ramp, awarding the EPCM Contract to progress with detailed engineering and awarding the concrete batch plant contract to progress with building foundations.

PFS Team

Endeavour engaged Smith Foster & Associates Inc. to complete an NI 43-101 2018 PFS for Terronera, including the metallurgical test work and process flowsheet design. P&E Mining Consultants Inc. prepared the Mineral Resource and Mineral Reserve Estimates. Knight Piésold provided input on the mine geotechnical and water inflow data while Wood (formerly AmecFW) designed the tailings and water management facilities and reviewed the environmental permits.

Webcast Presentation and Conference Call

A special webcast presentation and conference call to review these results for the Terronera Project will be held today, Thursday, August 30, 2018 at 10:00am PT (1:00pm ET). Participants may listen to the conference call by dialing the numbers below. No pass-code is necessary.

The call will be webcast live at http://www.edrsilver.com/terronera-webcast and the presentation will be available on the Company’s website on the homepage and under the Investor Relations, Events section. The webcast will be archived and made available for replay.

Toll-free in Canada and the US: 1-800-319-4610
Local Vancouver: 604-638-5340
Outside of Canada and the US: + 604-638-5340

A replay of the audio conference call will be available by dialing 1-800-319-6413 in Canada and the US (toll-free) or +604-638-9010 outside of Canada and the US. The required pass-code is 2574#. The audio replay and a written transcript will be available on the Company's website at www.edrsilver.com under the Investor Relations, Events section.

Qualified Persons

Godfrey Walton, M.Sc., P.Geo., Endeavour’s President and COO, is the Qualified Person who reviewed and approved this news release and supervised the engineering work supporting the 2018 PFS. Peter Smith, P.Eng., Eugenio Iasillo, P. E., Eugene Puritch, P.Eng. F.E.C., Benjamin Peacock, P.Eng., and Humberto Preciado, P.E., are the Independent Qualified Persons for the 2018 PFS who have reviewed and approved the technical contents of this news release.

A Quality Control sampling program of reference standards, blanks and duplicates is used to monitor the integrity of all assay results. All samples are split at the local field office and shipped to ALS-Chemex Labs, where they are dried, crushed, split and 50 gram pulp samples are prepared for analysis. Gold is determined by fire assay with an atomic absorption (AA) finish and silver by aqua regia digestion and ICP finish, over-limits by fire assay and gravimetric finish.

About Endeavour Silver – Endeavour Silver Corp. is a mid-tier precious metals mining company that operates three high-grade, underground, silver-gold mines in Mexico. The Company is forecasting 20% production growth to 10.2-11.2 million oz silver equivalent in 2018. Endeavour is currently commissioning its fourth mine at El Compas, advancing a possible fifth mine at the Terronera mine project and exploring its portfolio of exploration and development projects in Mexico and Chile to facilitate its goal to become a premier senior silver producer.  Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information - For more information, please contact:
Galina Meleger, Director Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Fax: (604) 685-9744
Email:  gmeleger@edrsilver.com
Website: www.edrsilver.com

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Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2018, the timing and results of various future activities, the reliability of mineral resource estimates, the economic analysis and proposed development of the Terronera mine.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, the reliability of Terronera mineral resource and reserve estimates, economic analysis and estimates for the Terronera, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to the reliability of mineral resource and reserve estimates and economic analyses for the Terronera mine, the continued operation of the Company’s mines, no material adverse change in the market prices of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.